# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inspired Entertainment, Inc., CIK 0001615063
CUSIP: 45782N108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York, New York (NY), 10107
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-25-002986
Filed by CIK 0001986590

## Reporting persons
- Samjo Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 634,500; sole dispositive power 0; shared dispositive power 1,465,950; aggregate amount beneficially owned 1,465,950 (5.6% of the class)
- Andrew N. Wiener: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 634,500; sole dispositive power 0; shared dispositive power 1,465,950; aggregate amount beneficially owned 1,465,950 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Inspired Entertainment, Inc.
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York, New York 10107

## Item 2. Person Filing
Name of person filing:
Samjo Management, LLC
Andrew N. Wiener
Address of principal business office or, if none, residence:
Samjo Management, LLC
880 Third Avenue, 16th Floor
New York, New York 10022
United States of America

Andrew N. Wiener
c/o Samjo Management, LLC
880 Third Avenue, 16th Floor
New York, New York 10022
United States of America
Citizenship:
Samjo Management, LLC - Delaware
Andrew N. Wiener - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Samjo Management, LLC - 1,465,950
Andrew N. Wiener - 1,465,950
Percent of class:
Samjo Management, LLC - 5.6%
Andrew N. Wiener - 5.6%
Sole power to vote or to direct the vote:
Samjo Management, LLC - 0
Andrew N. Wiener - 0
Shared power to vote or to direct the vote:
Samjo Management, LLC - 634,500
Andrew N. Wiener - 634,500
Sole power to dispose or to direct the disposition:
Samjo Management, LLC - 0
Andrew N. Wiener - 0
Shared power to dispose or to direct the disposition:
Samjo Management, LLC - 1,465,950
Andrew N. Wiener - 1,465,950

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 3 are directly owned by advisory clients of Samjo Management, LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the outstanding Common Stock, $0.0001 par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Samjo Management, LLC: /s/ Andrew N. Wiener*, Andrew N. Wiener, Managing Member (11/13/2026)
- Andrew N. Wiener: /s/ Andrew N. Wiener*, Andrew N. Wiener (11/13/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.